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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                 RCN CORPORATION
 ______________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)

                                    7493 6101
         _______________________________________________________________
                                 (CUSIP Number)

William D. Savoy                                       Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                           Irell & Manella LLP
505 Union Station                                      1800  Avenue of the Stars
505 Fifth Avenue South, Suite 900                      Suite 900
Seattle, WA 98104                                      Los Angeles, CA  90067
(206) 342-2000                                         (310) 277-1010
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 5, 2001
         _______________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D                     Page __ of __
CUSIP NO. 7493 6101                                               Pages
         -----------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Vulcan Ventures Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- Shares
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             33,123,296 Shares (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      WITH          10
                          33,123,296 Shares (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      33,123,296 Shares (1)
------------------------------------------------------------------------------

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                                 SCHEDULE 13D                     Page __ of __
CUSIP NO. 7493 6101                                               Pages
         -----------------
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------


(1)      These shares are directly owned by Vulcan Ventures Incorporated. Paul
         G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to the Stock Purchase Agreement (as defined below), 192,404 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated has acquired since February 28, 2000 as dividends on such Preferred Stock and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement.

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                                 SCHEDULE 13D                     Page __ of __
CUSIP NO. 7493 6101                                               Pages
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    -0-  Shares
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8    33,123,296 Shares (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9    -0-  Shares
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   33,123,296 Shares (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    33,123,296 Shares (1)
------------------------------------------------------------------------------

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                                 SCHEDULE 13D                     Page __ of __
CUSIP NO. 7493 6101                                               Pages
         -----------------
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                              [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    26.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    IN
------------------------------------------------------------------------------

(1)      These shares are directly owned by Vulcan Ventures Incorporated. Paul
         G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to the Stock Purchase Agreement (as defined below), 192,404 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated has acquired since February 28, 2000 as dividends on such Preferred Stock and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement.

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                                  SCHEDULE 13D

         This Statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan ("Mr. Allen"), constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 18, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 2, 2000. The Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of RCN Corporation, a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         (a) As of the date of this Amendment, Vulcan Ventures and Mr. Allen each beneficially owns 33,123,296 shares of the Issuer's Common Stock. These shares include (i) the shares of Common Stock and Class B Common Stock that may be obtained upon conversion of the Preferred Stock that Vulcan Ventures acquired pursuant to the Stock Purchase Agreement and that Vulcan Ventures has acquired since February 28, 2000 as dividends on the Preferred Stock and (ii) 3,407,100 shares of Common Stock directly owned by Vulcan Ventures. The Class B Common Stock is identical to the Common Stock except that it is not entitled to vote.

         Vulcan Ventures' and Mr. Allen's stockholdings, assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock, represent approximately 26.1% of the shares of the Issuer's Common Stock outstanding (24.6% if the Issuer's Series A 7% Convertible Preferred Stock outstanding as of September 30, 2001 were converted into shares of Common Stock). But see Item 6 of the Schedule 13D.

         All of the percentages set forth in this Item 5(a) are based upon 97,338,000 shares of the Issuer's Common Stock outstanding as of September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 of the Schedule 13D owns any of the Issuer's Common Stock, other than Mr. Savoy, who beneficially owns 15,009 shares of Common Stock, including options to purchase 8,000 shares of Common Stock that are exercisable within sixty days of the date of this Amendment. The 15,009 shares do not include options to purchase 8,250 shares of Preferred Stock (and the Common Stock into which such Preferred Stock is convertible) at an exercise price of $62.00 per share of Preferred Stock multiplied by a fraction, the numerator of which is $1.65 billion and the denominator of which is the accreted value of Vulcan Ventures' $1.65 billion investment in the Preferred Stock through the call date of such stock, which were granted to Mr. Savoy by Vulcan Ventures pursuant to a Stock Option Agreement entered into as of February 18, 2001, effective as of November 8, 1999. The option vested as to 20% of the shares of Preferred Stock covered by the option on November 8, 1999 and vests as to an additional 1.33% of such shares on the eighth day of each of the 60 months starting December 8, 1999.

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         (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 33,123,296 shares of Common Stock beneficially owned by Vulcan Ventures and Mr. Allen.

         (c) Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of Vulcan Ventures' executive officers, directors or controlling persons named in Item 2 of the Schedule 13D, effected any transactions in the Issuer's Common Stock during the past sixty days.

         (d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         Letter Agreement between Vulcan Ventures and the Issuer
         -------------------------------------------------------

         On December 5, 2001, the Issuer and Vulcan Ventures entered into a Letter Agreement (the "Letter Agreement") in connection with the adoption by the Issuer of that certain Rights Agreement dated December 5, 2001 (the "Rights Agreement"), by and among the Issuer and HSBC Bank USA. The Letter Agreement confirms that in conjunction with the Issuer's adoption of the Rights Agreement, the Issuer's Board of Directors resolved that from and after such time as any of the Rights (as defined in the Rights Agreement) issued under the Rights Agreement become exercisable, Vulcan Ventures and its Affiliates (as defined in the Stock Purchase Agreement) shall be entitled to exercise any such Rights which they may hold or be entitled to under the Rights Agreement and acquire Common Stock or other securities of the Company upon the exercise of such Rights without regard to any of the restrictions in the Stock Purchase Agreement, including but not limited to those set forth in Sections 6.03 and 6.04 of the Stock Purchase Agreement.

         A copy of the Letter Agreement is filed as Exhibit 10.5.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 10.5 Letter Agreement dated as of December 5, 2001 between RCN
                      Corporation and Vulcan Ventures Incorporated.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2001                  VULCAN VENTURES INCORPORATED

                                           By: /s/ William D. Savoy
                                               ---------------------------------
                                                    Name:  William D. Savoy
                                                    Title: Vice President


Dated:  December 10, 2001                  By:            *
                                               ---------------------------------
                                                    Paul G. Allen


                                           *By: /s/ William D. Savoy
                                               ---------------------------------
                                           William D. Savoy as Attorney in Fact
                                           for Paul G. Allen pursuant to a
                                           Power of Attorney filed on August
                                           30, 1999, with the Schedule 13G
                                           of Vulcan Ventures Incorporated
                                           and Paul G. Allen for
                                           Pathogenesis, Inc., and
                                           incorporated herein by reference

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                                  EXHIBIT INDEX

         EXHIBIT NO.               DESCRIPTION
         ----------                -----------

         10.5 Letter Agreement dated as of December 5, 2001 between RCN Corporation and Vulcan Ventures Incorporated.